Exhibit 99.1

FCA announces the number of common shares issuable upon the mandatory conversion of its 7.875% Mandatory Convertible Securities

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announced today the number of common shares issuable upon the mandatory conversion of its 7.875% mandatory convertible securities (the “Securities”) scheduled to occur on December 15, 2016.

Pursuant to the terms of the indenture under which the Securities were issued, each U.S. $100 notional amount of the Securities will convert into 8.3077 of the Company’s common shares (the “Common Shares”), nominal value €0.01 per share, based upon the average of the volume weighted average prices of FCA Common Shares on the New York Stock Exchange during the 20 consecutive trading day period beginning November 14, 2016 and ending on December 12, 2016 (inclusive). No action by holders is required to be entitled to receive Common Shares upon conversion of the Securities.

FCA anticipates it will issue a total of 238,846,375 Common Shares upon conversion. No fractional Common Shares will be issued. Registered holders of the Securities will receive cash in lieu of any fractional Common Shares based on a value of $8.5342 per Common Share, which was the daily volume weighted average price of FCA’s Common Shares on the New York Stock Exchange on December 12, 2016.

The amount of FCA Common Shares issued and outstanding immediately following the mandatory conversion of the Securities is expected to be 1,527,965,719.

London, 13 December 2016

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com www.fcagroup.com